Exhibit 99.1

St. John's, NL – July 28, 2022

JO MARK ZUREL TO SUCCEED DOUGLAS J. HAUGHEY AS CHAIR OF THE BOARD OF FORTIS INC. EFFECTIVE JANUARY 1, 2023

The Board of Directors of Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) today announced that Douglas J. Haughey will be stepping down as Chair of the Board and Jo Mark Zurel will be appointed Chair of the Board, effective January 1, 2023.

The pending transition reflects the Corporation's board succession planning process and follows the recommendation of the ad hoc Board Chair Selection Committee that was formed in 2021. Mr. Haughey will remain on the Board until the next annual meeting.

Mr. Haughey has chaired the Fortis Board since September 2016. During his tenure he provided exemplary leadership through a period during which the Corporation pivoted to a strategic focus on organic growth following its expansion into the United States. The Board expressed appreciation to Mr. Haughey for his invaluable contribution to Fortis and thanked him for his efforts in ensuring a timely and effective transition to the new Chair.

"Doug Haughey is a highly skilled Chair who focuses on the key strategic issues and brings out the best in every Director. He is a gifted communicator and facilitator who will leave a legacy of excellence in board governance," said David Hutchens, President and Chief Executive Officer and a Director of the Corporation. "I would also like to welcome Jo Mark Zurel to his new role. He is an experienced and well-respected Director, and I am confident he will excel in this important leadership role."

Mr. Zurel has been a Fortis board member since 2016, served on the Corporation's Audit and Human Resources Committees and served as Chair of the Human Resources Committee from 2018 to 2022. He served on the Board of Directors of Newfoundland Power Inc. from 2008 until 2016, including as Chair from 2012 to 2016.

Mr. Zurel graduated from Dalhousie University with a Bachelor of Commerce. He is a Fellow of the Association of Chartered Professional Accountants of Newfoundland and Labrador and holds an ICD.D designation from the Institute of Corporate Directors.

About Fortis

Fortis is a well-diversified leader in the North American regulated electric and gas utility industry with 2021 revenue of $9.4 billion and total assets of $60 billion as at June 30, 2022. The Corporation's 9,100 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis' shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com or www.sec.gov.

1

For more information, please contact
Investor Enquiries:
Ms. Stephanie Amaimo
Vice President, Investor Relations
Fortis Inc.
248.946.3572
investorrelations@fortisinc.com

Media Enquiries:
Ms. Karen McCarthy
Vice President, Communications and Corporate Affairs
Fortis Inc.
709.737.5323
media@fortisinc.com

2